EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**1-727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**10/23/07**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**nancy.rice@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k892007.htm**
	8-K
EX-99.1	**exhibit99_1.htm**
	2007 Fourth Quarter Earnings Release
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

October 23, 2007
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 23, 2007, Raymond James Financial, Inc. issued a press release disclosing fourth quarter results for period ended September 30, 2007. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On October 23, 2007, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated October 23, 2007 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 23, 2007

By: /s/ Thomas A. James
_____
Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
_____
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

Release No. 1007-02   FOR IMMEDIATE RELEASE

Oct. 23, 2007

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FOURTH QUARTER RESULTS;
REPORTS RECORD ANNUAL NET INCOME AND REVENUES

　　ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 24 percent increase in unaudited net income to $62,967,000, or $0.53 per diluted share, for the fourth quarter ended Sept. 30, 2007, on net revenues of $691,636,000, compared to net income of $50,928,000, or $0.44 per diluted share, for fiscal 2006's fourth quarter.

　　Unaudited net income for the 12 months of fiscal 2007 was reported at a record $250,430,000, up from 2006's $214,342,000, while net revenues increased to a record $2,609,915,000 from $2,348,908,000 the previous year. Diluted earnings per share were $2.11 versus $1.85 for the prior year.

　　"From the perspective of the 20th anniversary of Black Monday, against the economic landscape of $90 oil, a sub-prime crisis and an apparently weakening U.S. economy, it's my pleasure to elaborate on an excellent fourth fiscal quarter, capping a very good fiscal year ended in September. Quarterly gross and net revenues of $839 million and $692 million, respectively, exceeded last year by 21 percent and 17 percent, while paralleling the preceding quarter closely. Although net income trails last quarter's record by 8 percent, it exceeded last year's comparable quarter by 24 percent, at $63 million," stated Chairman and CEO Thomas A. James.

　　"Quarterly net income benefited from a lower than normal tax rate, but the annual rate was 35 basis points below our projection of 36.5 percent. On the other side of the ledger, as predicted in last month's release, net income was adversely impacted by poor trading results related to the sub-prime crisis, and by the large addition to the allowance for loan losses at Raymond James Bank arising from the extraordinary level of attractive loan purchases in the fourth quarter. Those reserves exceeded recent levels of additions by $9 to $12 million and reduced reported pre-tax profits accordingly. Raymond James is not in the sub-prime mortgage business and actual losses from bad loans continue to be very small.

　　"The Private Client group continued to drive profitability as the quarter's commissions and fees increased 22 percent from last year. Investment Banking revenues were also up 32 percent, resulting from vibrant merger and acquisition activity. Net interest remains the major contributor to pre-tax profits, representing 68 percent of the total, up 37 percent from last year," he continued.

　　"Annual results set new records with gross revenues crossing $3 billion for the first time at $3.1 billion and net revenues at $2.6 billion, up 18 percent and 11 percent, respectively, from last year. Net income of $250 million reflected an increase of 17 percent over last year. Diluted earnings per share were $2.11, up 14 percent from $1.85 last year.

　　"While all operations are performing well and expected to generate attractive growth long term, the risks in the market have increased, attributable to the unexpectedly favorable results in the stock market in spite of the unpropitious economic conditions mentioned earlier."

　　The company will conduct its quarterly conference call Wednesday, Oct. 24, at 4:15 p.m. EDT. The telephone number is 877-777-1972. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Our Company," "Investor Relations," "Financial Reports," "Quarterly Analyst Conference Call." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

　　Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,750 financial advisors serving approximately 1.6 million accounts in 1,567 locations throughout the United States, Canada and overseas. In addition, total client assets are currently near $215 billion, of which approximately $37.1 billion are managed by the firm's asset management subsidiaries.

　　To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K and quarterly reports for the quarters ended December 31, 2006, March 31, 2007, and June 30, 2007, on Form 10-Q, which are available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.
Unaudited Report
For the periods ended September 30
(all data in thousands, except per share earnings)

	Fourth Quarter			Fiscal Year		
	2007	2006	% Change	2007	2006	% Change
Gross revenues	$ 838,926	$ 692,493	21%	$3,109,579	$2,645,578	18%
Net revenues	691,636	590,339	17%	2,609,915	2,348,908	11%
Net income	62,967	50,928	24%	250,430	214,342	17%
Net income per share - diluted	$ 0.53	$ 0.44	20%	$ 2.11	$ 1.85	14%
Weighted average common and common equivalent shares outstanding - diluted	119,743	117,072		118,693	115,738	

	Balance Sheet Data	
	September 2007	September 2006
Total assets	$ 16.2 bil.	$ 11.5 bil.
Shareholders' equity	$1,758 mil.	$1,464 mil.
Book value per share	$15.07	$12.83

	Management Data				
	Quarter Ended			YTD	
	September 2007	September 2006	June 2007	September 2007	September 2006
Total financial advisors:					
United States	4,336	4,446	4,307	4,336	4,446
Canada	341	326	341	341	326
United Kingdom	81	71	76	81	71
# Lead managed/co-managed:					
Corporate public offerings in U.S.	9	22	22	78	97
Corporate public offerings in Canada	6	3	14	30	29
Financial assets under management	$ 37.1 bil.	$ 31.8 bil.	$36.1 bil.	$ 37.1 bil.	$ 31.8 bil.

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Raymond James Financial, Inc.

	September 2007	June 2007	March 2007	September 2006
Client Assets	$ 215 bil.	$ 207 bil.	$ 198 bil.	$ 182 bil.
Client Margin Balances	$1,526 mil.	$1,441 mil.	$1,408 mil.	$1,363 mil.

	Quarter Ended		Year Ended	
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(in 000's)			
Revenues:				
Private Client Group	$ 516,330	$ 428,541	$ 1,938,154	$ 1,679,813
Capital Markets	132,990	125,623	506,498	487,419
Asset Management	61,223	53,818	234,875	207,821
RJBank	93,572	45,717	279,572	114,692
Emerging Markets	15,957	11,903	59,083	55,263
Stock Loan/Borrow	19,401	17,342	68,685	59,947
Private Equity	(3,637)	8,370	8,280	17,312
Other	3,090	1,179	14,432	23,311
Total	$ 838,926	$ 692,493	$ 3,109,579	$ 2,645,578
Income Before Provision for Income Taxes:				
Private Client Group	$ 58,337	$ 38,931	$ 219,864	$ 168,519
Capital Markets	15,944	20,657	68,966	78,221
Asset Management	13,997	13,460	60,517	48,749
RJBank	2,043	5,945	27,005	16,003
Emerging Markets	1,966	(4,536)	3,640	2,857
Stock Loan/Borrow	2,008	1,031	5,003	8,001
Private Equity	(1,040)	2,735	3,577	8,468
Other	2,350	696	3,652	11,248
Pre- Tax Income	$ 95,605	$ 78,919	$ 392,224	$ 342,066

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Sept. 30, 2007	Sept. 30, 2006	% Change	June 30, 2007	% Change
		Three Months Ended			
Revenues:					
Securities commissions and fees	$ 459,513	$ 375,425	22%	$ 462,047	(1%)
Investment banking	60,432	45,953	32%	51,818	17%
Investment advisory fees	53,589	46,763	15%	51,754	4%
Interest	212,265	149,449	42%	191,691	11%
Net trading profits	42	7,439	(99%)	7,050	(99%)
Financial service fees	33,531	32,807	2%	30,285	11%
Other	19,554	34,657	(44%)	28,108	(30%)
Total Revenues	838,926	692,493	21%	822,753	2%
Interest Expense	147,290	102,154	44%	134,093	10%
Net Revenues	691,636	590,339	17%	688,660	0%
Non-Interest Expenses:					
Compensation, commissions and benefits	466,828	405,549	15%	462,459	1%
Communications and information processing	31,081	26,424	18%	28,828	8%
Occupancy and equipment costs	20,032	18,380	9%	19,983	0%
Clearance and floor brokerage	8,084	8,722	(7%)	8,180	(1%)
Business development	21,815	19,971	9%	22,416	(3%)
Investment advisory fees	12,837	10,500	22%	12,111	6%
Other	39,735	23,299	71%	29,156	36%
Total Non-Interest Expenses	600,412	512,845	17%	583,133	3%
Income before minority interest and provision for income taxes	91,224	77,494	18%	105,527	(14%)
Minority Interest	(4,381)	(1,425)	(207%)	(4,371)	0%
Income before provision for income taxes	95,605	78,919	21%	109,898	(13%)
Provision for income taxes	32,638	27,991	17%	41,545	(21%)
Net Income	**$ 62,967**	**$ 50,928**	24%	**$ 68,353**	(8%)
Net Income per share-basic	**$ 0.54**	**$ 0.45**	20%	**$ 0.59**	(8%)
Net Income per share-diluted	**$ 0.53**	**$ 0.44**	20%	**$ 0.57**	(7%)
Weighted average common shares outstanding-basic	**116,440**	**113,812**		**116,135**	
Weighted average common and common equivalent shares outstanding-diluted	**119,743**	**117,072**		**119,140**	

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Twelve Months Ended		
	September 30, 2007	**September 30, 2006**	**% Change**
Revenues:			
Securities commissions and fees	$ 1,740,717	$ 1,561,504	11%
Investment banking	192,114	158,598	21%
Investment advisory fees	206,076	179,366	15%
Interest	726,992	469,981	55%
Net trading profits	16,476	27,156	(39%)
Financial service fees	125,214	128,811	(3%)
Other	101,990	120,162	(15%)
Total Revenues	3,109,579	2,645,578	18%
Interest Expense	499,664	296,670	68%
Net Revenues	2,609,915	2,348,908	11%
Non-Interest Expenses:			
Compensation, commissions and benefits	1,766,690	1,601,037	10%
Communications and information processing	114,161	103,576	10%
Occupancy and equipment costs	79,881	72,593	10%
Clearance and floor brokerage	30,746	28,329	9%
Business development	88,067	78,579	12%
Investment advisory fees	47,452	40,524	17%
Other	100,421	90,363	11%
Total Non-Interest Expenses	2,227,418	2,015,001	11%
Income before minority interest and provision for income taxes	382,497	333,907	15%
Minority Interest	(9,727)	(8,159)	(19%)
Income before provision for income taxes	392,224	342,066	15%
Provision for income taxes	141,794	127,724	11%
Net Income	**$ 250,430**	**$ 214,342**	17%
Net Income per share-basic	**$ 2.17**	**$ 1.90**	14%
Net Income per share-diluted	**$ 2.11**	**$ 1.85**	14%
Weighted average common shares outstanding-basic	**115,608**	**112,614**	
Weighted average common and common equivalent shares outstanding-diluted	**118,693**	**115,738**	

For more information, please contact Tracey Bustamante at 727-567-2824.
Visit the Raymond James Press Center at **raymondjames.com/media**.